

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

Via E-Mail
Phillips S. Baker, Jr.
President and Chief Executive Officer
Hecla Mining Company
6500 N. Mineral Drive, Suite 200
Coeur d'Alene, ID 83815-9408

> **Re:** **Hecla Mining Company**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-08491**

Dear Mr. Baker:

We have reviewed your response and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32
Reconciliation of Total Cash Costs (non-GAAP) to Cost of Sales and Other Direct
Production Costs and Depreciation, Depletion and Amortization (GAAP), page 42

1. We read your response to our prior comment 3. We believe that the reduction for by-product revenues is not appropriate because it materially distorts your actual production costs. As such, we continue to believe that the significance of by-product revenues can be described textually in a manner that investors can understand without including the item as an adjustment to the non-GAAP cost measure. Please revise accordingly and provide us with draft disclosures that you plan to include in future filings.

2. Please also revise your financial statement footnotes to describe how you classify by-product credits in the income statement and provide us with draft disclosures that you plan to include in future filings.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining